AXS-ONE INC.

301 Route 17 North

Rutherford, NJ 07070

201-935-3400 (Phone)

201-935-5431 (Fax)

February 11, 2008

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	AXS-One Inc. Schedule TO-I filed February 1, 2008 File No. 005-48761

Dear Mr. Duchovny:

We are in receipt of your letter dated February 6, 2008, which contained comments regarding our Schedule TO-I and exhibits thereto. Listed below are specific responses to each of your numbered comments.

Schedule TO-I

Item 10. Financial Statements

1.

We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Response: We have prepared and filed an explanatory cover letter (similar to that filed as Exhibit (a)(1)(D) to the Schedule TO) to the option holders together with supplement to the Offer to Exchange. The supplement contains the summary financial information described in Item 1010(c) of Regulation M-A. In light of the nature of the offer and the fact that no cash charges are being incurred other than immaterial legal and printing costs, we have determined that the pro forma information described in Item 1010(b) of Regulation M-A is not material. We note, however, that a general summary discussion of the accounting consequences of the offer is already contained in Section 11 of the Offer to Exchange.

Offer to Exchange

Summary Term Sheet, page 4

2.

We note that option holders will be eligible to participate in the offer only if they remain employed through the date you grant the new options, which is expected to be two business days after the expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise here and throughout the offer document, and the letter of transmittal. Also, tell us what consideration you have given to distributing a revised letter similar to the one filed as exhibit (a)(1)(D) to the Schedule TO.

Response: We have prepared and filed an explanatory cover letter (similar to that filed as Exhibit (a)(1)(D) to the Schedule TO) to the option holders clarifying that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived prior to the expiration of the offer. As discussed generally with the Staff, we have not revised the entire Offer to Exchange document with respect to this issue, but have noted this issue in the explanatory cover letter which will be distributed to the option holders.

The Offer – Number of Options, page 10

3.

We note your disclosure in the third paragraph that any options tendered by individuals who are no longer employees on the date of grant will be canceled. Please reconcile this with your description of the stock option plans on page 17 where you disclosed that “[i]n the event of the termination of your employment relationship with us, your options...will terminate, generally after a period of time following termination of employment.” Revise the offer document and letter of transmittal as necessary. Also, tell us what consideration you have given to distributing a revised letter similar to the one filed as exhibit (a)(1)(D) to the Schedule TO.

Response: Our applicable option plans do not allow us to make new grants, whether pursuant to the offer or otherwise, to persons who are not employed by, or otherwise affiliated with, the company. As noted in the Offer to Exchange, employees (including those who depart the company) have the right to withdraw their tendered options prior to acceptance. This ability to withdraw tendered options will allow employees who leave the company prior to acceptance of tendered options to retain their existing options for (typically) 90 days after they leave the company as provided in the option plans and as noted on page 17 of the Offer to Exchange. Therefore, we do not believe that there is any conflict in the prior disclosure that requires revision or reconciliation.

The Offer – Condition of the Offer, page 14

4.

We note your disclosure that you may assert a condition regardless of whether it results from “any action or omission to act by” you. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please amend the first paragraph on page 14 to exclude your reference to actions or omission to act by the bidder.

Response: We have substantially revised Section 6 of the Offer to Exchange in response to the Staff’s comment 4 and comment 5. A revised Section 6 is contained in the supplement to the Offer to Exchange.

5.

Please note that a tender offer may only be subject to conditions that are drafted with sufficient specificity so as to be understandable and to allow for objective verification that the conditions have been satisfied. Please revise this section generally to satisfy the requirement to specify the terms of the offer with reasonable particularity. Note the following examples:

•	Revise your conditions section to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined.
•	Avoid the use of vague terms, such as events that “indirectly” affect the offer.
•	In condition (c)(5), the references to “any change in the general political, market, economic, or financial conditions in the United States or abroad.”
•

In condition (e), the references to any change or changes in the “business, condition, assets, income, operations, plans or prospects or stock ownership of AXS-One or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer.”

Response: We have substantially revised Section 6 of the Offer to Exchange in response to the Staff’s comment. A revised Section 6 is contained in the supplement to the Offer to Exchange.

6.

Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: We hereby confirm our understanding with respect to the Staff’s position regarding the matters set forth in comment 6.

Interests of Directors and Officers, page 22

7.	We note that the company’s executive officers intend to participate in the offer. Please revise to disclose the information required by Item 1008(a) of Regulation M-A.

Response: In response to the Staff’s comment, we have provided additional disclosure required by Item 1008(a) of Regulation M-A with respect to beneficial ownership of the subject securities (in this case, beneficial ownership of stock options) in the supplement to the Offer to Exchange.

Miscellaneous, page 26

8.

We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Revise your disclosure to delete the references to the Acts.

Response: We have prepared and filed an explanatory cover letter (similar to that filed as Exhibit (a)(1)(D) to the Schedule TO) to the option holders clarifying that references to the Private Securities Litigation Reform Act of 1995 are inapplicable to the offer. As discussed generally with the Staff, we have not revised the entire Offer to Exchange document with respect to this issue, but have noted this issue in the explanatory cover letter which will be distributed to the option holders.

Letter of Transmittal

9.

We note that in the last paragraph of the first page of the Letter of Transmittal you require tendering security holders to certify that they have “read [and] understood” the terms of the offer. The form improperly asks security holders to certify that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide these certifications. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

Response: We have prepared and filed an explanatory cover letter (similar to that filed as Exhibit (a)(1)(D) to the Schedule TO) to the option holders clarifying that requirement to “read [and] understand” the terms of the offer has been deleted. We have not revised the letter of transmittal with respect to this issue, but have noted this change in the explanatory cover letter which will be distributed to the option holders.

This hereby confirms that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 201-935-3400.

Sincerely,
/s/ Joseph Dwyer
Joseph Dwyer Chief Financial Officer

cc: Michael Grundei (Wiggin and Dana LLP)